CUSIP No. M40868107           13D
  __________________________________________________________________________

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 16)

                          ESC Medical Systems Ltd.
                              (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
                       (Title of Class of Securities)

                                 M40868107
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                               June 21, 1999
          (Date of Event which Requires Filing of This Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                 /  /





      This Amendment No. 16 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, Amendment No. 6, dated April 19, 1999, Amendment No. 7, dated May 10, 1999, Amendment No. 8, dated May 11, 1999, Amendment No. 9, dated May 20, 1999, Amendment No. 10, dated May 27, 1999, Amendment No. 11, dated May 29, 1999, Amendment No. 12, dated June 15, 1999, Amendment No. 13, dated June 16, 1999, Amendment No. 14, dated June 17, 1999, and Amendment No. 15, dated June 18, 1999(the "Original Schedule 13D"), relating to the Ordinary Shares, par value NIS
 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard J. Gottstein, as trustee of the Barnard J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

 ITEM 4.   PURPOSE OF TRANSACTION.

       Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

       On June 21, 1999, Messrs. Genger and Gottstein issued a press release commenting on the Company's dismal performance during the past several months. A copy of the press release is attached hereto as Exhibit 30 and is incorporated herein by reference.

       Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

       Exhibit 30:  Press release, dated June 21, 1999



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: June 21, 1999


                               /s/ Barnard J. Gottstein
                               -------------------------------------
                               Barnard J. Gottstein
                               Individually and as Trustee of the Barnard
                               J. Gottstein Revocable Trust


                               BARNARD J. GOTTSTEIN REVOCABLE TRUST


                                /s/ Barnard J. Gottstein
                                ------------------------------------
                                Barnard J. Gottstein
                                Trustee



                               EXHIBIT INDEX


 Exhibit
 Number                Title                                 Page

 30             Press Release, dated June 21, 1999            5